

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2023

Or Kles
Chief Financial Officer
My Size, Inc.
HaYarden 4, POB 1026
Airport City, Israel 701000

> **Re: My Size, Inc.**
> **Registration Statement on Form S3**
> **Filed December 22, 2023**
> **File No. 333-276249**

Dear Or Kles:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary Emmanuel, Esq.